MAIL STOP 3561
      December 6, 2005

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Ste. 3630
Boston, MA 02108

      Re:	Harbor Acquisition Corporation
   Amendment No. 4 to Registration Statement on
   Form S-1
   Filed November 25, 2005
   File No. 333-126300

Dear Mr. Hanks,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment seven that you will "focus your efforts exclusively on acquiring" a company in the industrial or consumer products sectors and as such you have removed the risk factor titled "our officers and directors may not have significant experience or knowledge of he industry of a target business that operates outside of the industrial and consumer product sectors." We do not understand how that risk does not exist in light of your statement on page one that your efforts "will not be limited to a particular industry." Either they are or they are not limited. Since it appears they are not limited to the areas of your management`s experience, you should not structure your disclosure as if there is zero possibility that you will acquire a non industrial or consumer products company. Please revise your disclosure accordingly.

2. Throughout this document, you state numerous beliefs or promotional statements that only apply if you seek a company in the industrial or consumer products sectors. Because you are not limited to those activities, you should revise your disclosure to clarify that any perceived benefits or advantages are moot if you elect to acquire a company outside of the initial sector focus.

Use of Proceeds, page 20

3. We note your response to comment 11 and the revision in the table and the additional footnotes. It appears that footnote one and two show that your allocation of expenses is overlapping. You reserved an amount for due diligence under both footnote one and two. You also reserve payments to third-party consultants and other professionals under footnote one and two. Please revise to precisely outline your use of the proceeds not held in trust.

4. We note the additional disclosure on page 21 that management has experience that "involves raising pools of money with no investment target or list of potential candidates, searching for companies to invest in or acquire from scratch, conducting due diligence, and structuring and completing transactions." Please revise your Item 401 of Regulation S-K disclosure to highlight this experience.

5. Please revise to clarify which line item the payment to of
$75,000
to your CEO and president would be allocated to.

Proposed Business, page 27

6. We note your response to comment 12. In light of the fact that you "will not be limited to a particular industry," the prior comment still applies. The noted disclosure on page one combined with the fact that you only "intend" to search for companies within your initial focus, leaves open the possibility for you to acquire a company outside such focus. Please revise to discuss your intended search process in more detail since you are able to acquire companies outside of management`s expertise. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the consumer or industrial products sectors. Revise to explain how you will evaluate companies that management has no experience in. Also, discuss the risks associated with management`s ability to look outside of their expertise.

7. Please revise to reconcile the second sentence on page 29 that beings "subject to limitations that a target business must be in the industrial and consumer products sectors" with your disclosure on page one that your efforts "will not be limited to a particular industry." We also direct your attention to disclosure on page 29 that "although [you] will focus exclusively on acquiring an operating business in the industrial or consumer products sector, we may acquire companies operating in any industry [you] chose."

Principal Stockholders, page

8. We note the additional disclosure in response to comment 17.
We
note that Messrs. Hanks and Dullum have agreed to purchase warrants in the market after "the later of the date separate trading of the warrants has commenced or 60 days after the closing of this offering." Please revise to reconcile that with your response that such purchases or bids will not "occur until 60 calendar days following the end of the restricted period."

Other Terms, page 55

9. We note that Ferris, Baker Watts will purchase the warrants on behalf of those obligated by the warrant purchase agreement. Please advise if Ferris, Baker Watts is able to purchase your securities in the market for their own account. We also note that Ferris, Baker Watts will be able to have a designee (who need not be the same person each time) present at all meetings of the board of directors and that such designee will receive the same notices and communications as your directors do. Please advise if Ferris, Baker
Watts will possess or may otherwise have access to non-public information as a result of this arrangement when it engages in warrant purchases for the undersigns or itself, and if so, clarify Farris Baker Watts` ability to act as the purchaser under the warrant repurchase agreements consistently with the provisions of Section 10(b) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Andrew Myers
	Fax #  (617) 523-6215

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
December 6, 2005
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